1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 6, 2019

VIA EDGAR

Ms. Katherine Churko

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and Investment Company Act File No. 811-09729)

Dear Ms. Churko:

This letter responds to your comments with respect to the annual reports filed by the Trust for certain funds with fiscal years ended February 28, March 31, April 30, July 31, and August 31, 2018 and February 28, 2019 (each a “Fund” and a series of the Trust).

The comments were provided by Ms. Katherine Churko of the staff of the Securities and Exchange Commission (“Staff”) in a telephone conversation on July 10, 2019. The Staff indicated that the following comments may be relevant to Funds other than those identified (as well as the August 31, 2018 annual reports for iShares, Inc.), and not necessarily just the identified Fund.

For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: For iShares 1-3 Credit Bond ETF (now named “iShares Short-Term Corporate Bond ETF”) and iShares U.S. Credit Bond ETF (now named “iShares Broad USD Investment Grade Corporate Bond ETF”), the annual report identified holdings of BDCs, but the fee table did not include an item for AFFE. Please confirm that the fee table is accurate with respect to AFFE.

Response: The Trust believes that the fee table was appropriately prepared. Specifically, for the periods covered of the relevant funds, AFFE rounded to less than 1% and AFFE was included within “Other Expenses.”

Comment No. 2: For iShares 7-10 Year Treasury Bond ETF, the Form N-CEN has the box next to “securities on loan” marked as “n/a,” but there is reported securities lending income under Item C(6)(g). Please explain the discrepancy.

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Response: The relevant fund had no loans outstanding at the end of the month for each month in the covered period. (If the Registrant were to use an average of the monthly income, it would effectively be daily, not a monthly calculation.) Securities lending income, by contrast, is reported on a cumulative basis. Form N-CEN does not allow for a zero entry, resulting in “n/a” being marked.

Comment No. 3: For iShares Exponential Technologies ETF, please re-order the risks from alphabetical to order of importance.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Division of Investment Management disclosure staff’s prior comments, the Trust generally has been revising the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

The Trust intends to include similar language in the next update for the iShares Exponential Technologies ETF.

Comment No. 4: The Staff identified that iShares International Dividend Growth ETF was listed as non-diversified but that Fund does not appear to have been operating as non-diversified, as of the date of the shareholder report reviewed. If the Fund has been operating as diversified for more than three years, please confirm that the Fund will obtain shareholder approval prior to changing its status back to non-diversified. Additionally, please note that the Fund’s prospectus did not have risk disclosure that it is non-diversified. Please add the disclosure, as appropriate.

Response: The Trust updated the registration statement for iShares International Dividend Growth ETF to reflect its change to diversified status on May 28, 2019.

Comment No. 5: For iShares MSCI EAFE ESG Optimized ETF (now named “iShares ESG MSCI EAFE ETF”), the Staff noted that there was a significant increase in portfolio turnover between 2017 and 2018. Please explain why and provide “any anticipated variation in portfolio turnover from that reported for the last fiscal year in response to Item 13,” in accordance with Item 16(e) of Form N-1A.

Response: The increase of turnover for the Fund was the result of a change in the index tracked by the Fund in May 2018. The Trust notes the amount of the portfolio turnover increase was approximately 15%, and the Trust does not believe that additional disclosure is appropriate in these circumstances.

Comment No. 6: For the iShares International Select Dividend ETF and iShares International Developed Real Estate ETF, the annual reports include receivables for foreign tax claims and payables for professional fees. Both appear to be outstanding for more than one year. Additionally, there is a note about the status of tax reclaims in Finland. Please update the Staff as to the status of those receivables and please indicate whether any amounts have been received to-date or how long these receivables and payables have been outstanding.

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Response: Subsequent to the reporting period, iShares International Select Dividend ETF received payment on its outstanding tax claims in Finland. As a result, the Fund does not expect to continue to have long-term receivables and payables related to Finland as of its next reporting period.

Also, subsequent to the reporting period, iShares International Developed Real Estate ETF received payment on the majority of its outstanding tax claims in Finland. The Fund expects the to receive payment on the remaining claims over the next 6-12 months. As a result, the Fund does not expect to continue to have long-term receivables and payables related to Finland in the near future. Please note that tax reclaims in the amount of EUR 23,408 were only submitted earlier this year.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	N. Cordell

M. Gung

G. Rafal

N. Hwang

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